Cypherpunk Announces Name Change to Sol Strategies Inc.

TORONTO, September 9, 2024 - Cypherpunk Holdings Inc. (CSE: HODL) (OTC Pink: CYFRF) ("Cypherpunk" or the "Company"), is pleased to announce it will be changing its name to "Sol Strategies Inc.". The Company's stock symbol on the Canadian Securities Exchange will remain as "HODL", and the Company expects its shares will commence trading under the new name on market opening on or about Thursday, September 12, 2024. A new CUSIP number has been obtained to replace the previous CUSIP number.

No action will be required by existing shareholders with respect to the name change. Certificates representing common shares of the Company will not be affected by the name change and will not need to be exchanged. The Company encourages any shareholder with questions or concerns to contact the Company or to discuss any of the foregoing with their broker or agent.

About Cypherpunk Holdings Inc.

Cypherpunk Holdings is dedicated to investing in companies, technologies, and protocols within the blockchain ecosystem. With a strategic focus on cryptocurrency and blockchain innovation, the Company leverages its extensive industry expertise to identify and support high-potential opportunities in the digital asset space.

Cautionary Note Regarding Forward-Looking Information

This news release contains "forward-looking information" within the meaning of applicable securities laws. Generally, any statements that are not historical facts may contain forward-looking information and forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or indicates that certain actions, events or results "may", "could", "would", "might" or "will be" taken, "occur" or "be achieved". Forward-looking information includes, but is not limited to the Company's expectation or belief regarding its investment in shares of Animoca Brand and Animoca Brand's future performance or business. There is no assurance that the Company's plans or objectives will be implemented as set out herein, or at all. Forward-looking information is based on certain factors and assumptions the Company believes to be reasonable at the time such statements are made and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking information. There can be no assurance that such forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.

Officer/Director Contact:

Doug Harris

Chief Financial Officer
doug@cypherpunkholdings.com
Tel: 416-480-2488

SOURCE: Cypherpunk Holdings Inc.

Media contact: cypherpunk@mgroupsc.com